Exhibit 4
November 3, 2008
Board of Directors
Orange 21, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011
To the Board of Directors of Orange 21, Inc.:
     It is with great disappointment that I am forced to write again to the Board of Directors (“Board”) of Orange 21, Inc. (“Orange 21” or the “Company”). As outlined in the proposal dated October 16, 2008, my goal as founder and a significant shareholder of the Company is to maximize stockholder value while preserving the Spy Optic brand and simultaneously addressing the unprecedented economic challenges facing Orange 21. To that end, No Fear, Inc. (“No Fear”) submitted a proposal that was intended to bring the two parties together to have a constructive dialogue in good faith regarding a proposed combination between Orange 21 and No Fear Retail Stores, Inc. (“No Fear Retail”). This proposed combination has compelling strategic advantages that will help maximize Orange 21 stockholder value. Unfortunately, the Company’s response to our proposal has been anemic, and repeated attempts to contact members of the Board and to set a meeting to discuss this proposed strategic transaction have gone unanswered. Last Friday, we contacted you with the request for a meeting to discuss how we can maximize Orange 21 stockholder value through this proposal. Your refusal even to respond to our request left us with no alternative but to make our proposal public.
     We continue to hope that the Board will satisfy its fiduciary duties and attempt to maximize stockholder value by discussing the strategic advantages of our proposed combination, but we are, frankly, shocked at the Board’s paralysis given (i) the current economic environment, and (ii) the Company’s significant and longstanding commercial relationship with No Fear. With rapidly deteriorating consumer confidence as a backdrop, Orange 21 has made no genuine effort to explore a potential transaction that would address many of the issues currently faced by the Company. In addition, Orange 21 has shut off communication with one of its most important business partners. When combined with our international operations, No Fear is the single largest customer globally for Orange 21. Despite that fact, Orange 21 has not shipped product to No Fear since I resigned my position on August 26, 2008 and no individual at Orange 21 has reached out to No Fear to discuss the situation. If that is how you are treating your largest customer, I am dismayed as to what that could mean for other customers and the resulting potential negative impact on the business.
     Given your lack of response, I feel it is important to revisit and expand on my thoughts regarding a combination of the two businesses for the benefit of all shareholders. Below I have
NO FEAR RETAIL STORES, INC.
1812 Aston Avenue, Carlsbad, CA 92008

Board of Directors of Orange 21, Inc.
November 3, 2008

outlined the strategic rationale for the transaction, updated thoughts on the financing of the combined entity and our initial thoughts on relative valuation in a stock-for-stock merger.
Strategic Rationale
     As stated in my previous letter, I believe the combination of the two businesses has the following significant advantages given Orange 21’s current situation:
•	Increases overall size of the combined entity in the public markets with revenue approaching $100 million;

•	Spreads the cost of running a public entity across a larger revenue base;

•	Generates significant cost savings through the combination of the two entities, in particular with respect to general and administrative functions;

•	Provides opportunity to raise funds to appropriately capitalize the combined entity for growth;

•	Increases public float, providing a path to liquidity for all shareholders;

•	Opens additional avenues for growth including wholesale and retail channels, mitigating Orange 21’s dependence on third party retailers for growth; and

•	Capitalizes on steady stream of licensing revenue generated by No Fear with the opportunity to leverage licensing expertise to benefit Orange 21.
     I would like to expand on our thoughts regarding the cost savings of combining the two businesses. As you have seen in the diligence information provided, No Fear Retail is roughly equivalent in terms of sales to Orange 21 while generating positive EBITDA for the last three fiscal years. It is important to note that these numbers do not include sales from www.nofear.com or royalties generated from the No Fear brand which were consolidated into No Fear Retail on August 31, 2008. Based on public filings, Orange 21 generated revenue of $50.7 million in the twelve month period ended June 30, 2008. Operating expenses of $26.3 million consisted of primarily $13.2 million of sales and marketing expense and $9.7 million of general and administrative expense. We believe savings of several million dollars or more could be achieved in several key support functions including accounting, human resources, information technology, warehousing and distribution. In addition, we believe Orange 21 is currently operating in a building that is leased on a month-to-month basis at rates above market. We feel combining the two businesses would create a Company with over $80 million in revenue and, as a result of the synergies discussed above, well more than $2 million of EBITDA.
Financing
     As I recognize the need to fund the combined businesses, we are in discussions with numerous parties to obtain such financing. We expect the financing to consist of a combination of debt and equity, appropriately leveraging the assets of the combined businesses while creating a capital structure to allow the combined entity to weather the current economic conditions. In order

Board of Directors of Orange 21, Inc.
November 3, 2008

to move those discussions forward, No Fear needs the cooperation of Orange 21 on two key items. First, the Board must be willing to consider a stock-for-stock transaction. The Board’s unwillingness to negotiate a stock-for-stock transaction in good faith will limit the Company’s ability to execute a transaction. Second, it is critical to identify and quantify the synergies outlined above. All companies in today’s economy are seeking ways to reduce costs and, as stated previously, we believe there are numerous synergies by bringing the two entities together. Should those two items be addressed, we remain confident in our ability to finance the combined business despite the current climate.
Valuation
     As a major shareholder, I recognize the current stock price of Orange 21 or even a significant premium over the current stock price is not an acceptable price for the business. Unlike many entities that may be looking to capitalize on the current stock price, we are more focused on the long term value that can be created by combining the two entities. As such, we view the valuation of Orange 21 as a relative valuation between the two entities. By contributing assets in roughly a merger of equals, we would be willing to value Orange 21 at a significant relative premium to No Fear Retail in order to effect a transaction. We would contribute assets to the combined businesses that are significantly more profitable than Orange 21’s current business under the belief that the combined businesses can outperform the two businesses on a standalone basis. We believe our transaction places a significant premium on Orange 21 and provides the most long term value to shareholders while providing a path to liquidity.
     As repeated from our previous communication, I would like to enter into good faith negotiations with an independent committee of the Board regarding a merger transaction. Should the Board continue to be unwilling to negotiate in good faith, we will continue to be forced to take our proposal directly to shareholders. I thank you for your time and thoughtful consideration.
Very Truly Yours,
Mark Simo
CEO